

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   August 7, 2015

<u>Via E-mail</u>
Colleen Brennan
Chief Financial Officer
Lime Energy Co.
16810 Kenton Drive, Suite 240
Huntersville, NC 28078

>   **Re: Lime Energy Co.**
>   **Form PRE 14C**
>   **Filed August 6, 2015**
>   **File No. 1-16265**

Dear Ms. Brennan:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                Sincerely,

                                                /s/ Pamela Long

                                                Pamela Long
                                                Assistant Director
                                                Office of Manufacturing and
                                                Construction

cc: <u>Via E-mail</u>
          Stephen Burdumy, Esq.
          Drinker Biddle & Reath LLP